20009062

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aurus Advisors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N. 822 Florida A1A, Suite 310
(No. and Street)

Ponte Vedra Beach	**Florida**	**32082**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Augustus **(904) 473-4940**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing
MAR 02 2020
Washington, DC

OATH OR AFFIRMATION

I, **Richard J. Augustus**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aurus Advisors, Inc.**, as of **December 31, 2019**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Curtis Dawkins
State of Florida
My Comm. Exp. 08/11/2020
Commission No. GG 20526

Richard J. Augustus
Signature

President
Title

2-25-2020

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aurus Advisors, Inc.

December 31, 2019

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Aurus Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aurus Advisors, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholders'equity, and cash flows for the year then ended, and the related notes and schedules I, and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as Aurus Advisors, Inc.'s auditor since 2004.
Walnut Creek, California

February 25, 2020

Aurus Advisors, Inc.

Statement of Financial Condition

December 31, 2019

Assets		
Cash	$	75,281
Accounts receivable		198,369
Prepaid expenses		20,800
Total Assets	$	294,450
Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable	$	2,424
Due to brokers		2,548
Accrued expenses		800
Total Liabilities		5,772
Stockholders' Equity		
Common stock (no par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding)		79,025
Retained earnings		209,653
Total Stockholders' Equity		288,678
Total Liabilities and Stockholders' Equity	$	294,450

See accompanying notes to the financial statements.

Aurus Advisors, Inc.

Statement of Income

For the Year Ended December 31, 2019

Revenue		
Broker fees	$	1,463,271
Total Revenue		1,463,271
Operating Expenses		
Compensation		482,678
Commissions		573,308
Professional fees		52,035
Referral fees		30,000
Occupancy expense		11,978
Other operating expenses		108,533
Total Expenses		1,258,532
Income before income taxes		204,739
Income taxes		800
Net income	$	203,939

See accompanying notes to the financial statements.

Aurus Advisors, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2019

	Common Stock	Retained Earnings	Total
January 1, 2019	$ 79,025	$ 249,735	328,760
Net income		203,939	203,939
Shareholder distributions		(244,021)	(244,021)
December 31, 2019	$ 79,025	$ 209,653	$ 288,678

See accompanying notes to the financial statements.

Aurus Advisors, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash Flows from Operating Activities		
Net income	$	203,939
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		(104,014)
Prepaid expenses		(20,800)
Increase (decrease) in:		
Commissions payable		(35,165)
Accrued expenses		800
Due to stockholder		(5,108)
Net Cash Provided by Operating Activities		39,652
Cash Flows from Financing Activities		
Shareholder distributions		(244,021)
Net Cash Used in Financing Activities		(244,021)
Net Change in Cash		(204,369)
Cash at beginning of year		279,650
Cash at End of Year	$	75,281

See accompanying notes to the financial statements.

Aurus Advisors, Inc.

Notes to the Financial Statements

December 31, 2019

1. Organization

Aurus Advisors, Inc. (the "Company") was originally formed as a California corporation and provides investment banking and advisory services to corporations, institutional fund managers and hedge funds. On February 9, 2004, the Company registered as a securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and was granted a broker-dealer certificate by the California Department of Corporations. In November 2015, the Company reorganized in Florida and, going forward, will continue to operate as a Florida corporation.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There are no cash equivalents at December 31, 2019.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations. The Company is no longer subject to state income tax examinations by tax authorities for years before 2015.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at December 31, 2019.

3. New Accounting Pronouncements

Recently Adopted Accounting Guidance

ASU 2016-02 Leases (Topic 842) ("ASU 2016-02")
ASU 2016-02, which amends a number of aspects of lease accounting, became effective as of January 1, 2019. Changes include requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. The Company analyzed its long-term operating lease and has elected not to implement ASU 2016-02 as it is deemed immaterial. The Company expenses such lease payments as incurred. This lease expense can be found in other operating expenses on the Statement of Income.

Per FASB 842-20-25-2, the Company has made an accounting policy election not to recognize right-of-use assets and lease liabilities that arise from short-term leases for any class of underlying asset. Since the Company's month-to-month office lease is deemed short term, it does not recognize the related right-of-use asset or lease liability and instead expenses lease payments as incurred. This lease expense is classified as occupancy expense on the Statement of Income.

4. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amounts are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Broker Fees
The Company is an introducing broker of large institutional clients to large banks. Specifically, the Company introduces hedge fund managers, mutual fund companies, and other sophisticated institutional investors that wish to borrow money or access other related financing services from a bank. The Company does not earn fees for making introductions but from broker fees based on a percentage of the profit earned by the bank if one of these banks lends money or provides other financing related services to an introduced client. The Company's fee is variable as it is calculated by applying a predetermined rate to the actual daily balance financed by the bank. These variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. As the uncertainty of these variable amounts is dependent on factors outside of the Company's control including changes in interest rates, bank lending policies, and general market conditions, the Company does not believe that it can overcome this constraint until the market value of the loan and the investor activities are known, which is usually monthly. Broker fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

4. Revenues from Contracts with Customers (continued)

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $94,355 and $198,369 as of January 1, 2019 and December 31, 2019, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Due to the nature of the Company's business, there is no deferred revenue as of January 1, 2019 or as of December 31, 2019.

Contract Costs

Direct incremental costs to obtain or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2019.

All non-reimbursable broker fee related expenses are expensed as incurred and recognized within their respective expense category on the Statement of Income.

5. Risk Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash. For the year ended December 31, 2019, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

Due to the nature of the Company's advisory services business, 100% of the Company's revenue during the year was generated from two customers. At December 31, 2019, 75% of the receivable of $198,369 was related to one customer.

6. Related Party Transactions

During 2019, the stockholder incurred expenses that were reimbursed by the Company. At December 31, 2019, no amount was owed to the stockholder for unreimbursed expenses.

7. Retirement Plan

The Company sponsors a 401(k) profit sharing plan. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer may elect to make discretionary contributions to the plan. At December 31, 2019, the Company did not make any discretionary contributions for the year.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $71,933 which exceeded the requirement by $66,933.

9. Subsequent Events

The Company has evaluated subsequent events through February 25, 2020, the date which the financial statements were issued.

SUPPORTING SCHEDULES

Pursuant to Rule 17a-5 of the Securities Exchange Act

Aurus Advisors, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2019

Net Capital		
Total stockholders' equity	$	288,678
Less: Non-allowable assets		
Accounts receivable		195,945
Prepaid expenses		20,800
Total non-allowable assets		216,745
Net Capital		71,933
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $5,772 or $5,000, whichever is greater		5,000
Excess Net Capital	$	66,933

Reconciliation with Company's Net Capital Computation (included in Part II of Amended Form X-17A-5 as of December 31, 2019)

There were no material differences noted in the Company's net capital computation at December 31, 2019

See accompanying notes to the financial statements.

Aurus Advisors, Inc.
Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

For the Year Ended December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

REPORT ON EXEMPTION PROVISIONS

Pursuant to Rule 17 C.F.R. §240.15c3-3(k)

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Aurus Advisors, Inc.

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) Aurus Advisors, Inc. (the "Company") described that it does not fit one of the exemption provisions, but claimed an exemption from 17 C.F.R. §240.15c3-3 based on reliance on footnote 74 to SEC Release 34-70073, and as discussed in the Q & A 8 of the related FAQ issued by the SEC staff (the "exemption") and (2) the Company stated that it met the identified exemption throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on its exemption to Rule 15c3-3 under the Securities Exchange Act of 1934 as defined above.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 25, 2020

AURUS ADVISORS, INC.

N. 822 FLORIDA A1A, SUITE 310
PONTE VEDRA BEACH, FLORIDA 32082
TELEPHONE 904-473-4940 FACIMILE 801-838-3837

SEA Rule 15c3-3 Exemption Report

February 7, 2020

I, Richard J. Augustus, President of Aurus Advisors, Inc. (the "Company") represent the following:

1. The Company claims an exemption from 17 C.F.R §240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions because it only engages in merger and acquisition advisory services, the private placement of securities (on a best-efforts basis) and other services that include receiving directed commissions and referral fees from other broker dealers. As a result, the Company does not hold any customer funds or securities.
2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year as of December 31, 2019 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

Richard J. Augustus
President

Aurus Advisors, Inc.

Annual Audit Report

December 31, 2019